Exhibit 99.1

MESOBLAST APPOINTS DR ERIC ROSE AS CHIEF MEDICAL OFFICER

Melbourne, Australia; February 2, and New York, USA; February 1, 2022: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, is pleased to announce the appointment of Dr Eric Rose as the Company’s Chief Medical Officer (CMO). Dr. Rose has been a non-executive director of Mesoblast since 2013. In his new role as a key executive, Dr. Rose brings to Mesoblast an extensive record of excellence in clinical development and successful interactions at the highest levels with key regulatory, industry and government stakeholders including the United States Food and Drug Administration (FDA), the National Institutes of Health (NIH), and the Biomedical Advanced Research and Development Authority (BARDA).

Dr. Rose is a highly respected physician scientist with focus on clinical investigation, drug discovery, biodefense, and health policy. As a world-renowned heart surgeon and scientist, Dr. Rose led the Columbia Presbyterian heart transplantation program from 1982 through 1992 and made history in 1984 when he performed the first successful pediatric heart transplant. From 1994 through 2007, he served as Chairman of Columbia University’s Department of Surgery and Surgeon-in-Chief of Columbia Presbyterian Medical Center in New York. During this time his leadership of the NIH supported program Randomized Evaluation of Mechanical Circulatory Support in Heart Failure (REMATCH) resulted in the first FDA approval of an implantable left ventricular assist device for long term circulatory support, spawning an entire new industry. Dr Rose continues to be a non-executive director of leading implantable cardiovascular device company, ABIOMED.

From 2007-2011, Dr. Rose served on the National Biodefense Scientific Board which advises the United States Health and Human Services Secretary on biodefense, influenza, and emerging diseases. In 2007 he was appointed Chairman and CEO of SIGA Technologies where he oversaw development of the first antipoxviral drug approved in the United States, TPOXX for the treatment of smallpox. Dr. Rose played a key role in obtaining FDA approval of the drug in 2019, and he was responsible for securing contracts with BARDA under which the US Government has procured 1.7 million courses of TPOXX for more than US$1billion into the Strategic National Stockpile (SNS).

Dr. Rose said, “I very much look forward to being an integral part of Mesoblast’s leadership management team at such a pivotal moment in the Company’s history. Having seen first-hand at Board level the tremendous potential of our technology to achieve remarkable clinical outcomes in the most refractory of inflammatory conditions, I feel privileged to be able to contribute in a more comprehensive way to help steer our therapies through the final but crucial stages of regulatory approval and commercialization.”

Mesoblast Chief Executive Dr. Silviu Itescu thanked outgoing CMO Dr. Fred Grossman for his important contributions, particularly in regard to the regulatory progress of remestemcel-L in children with steroid-refractory acute graft versus host disease (SR-aGVHD) and his role in the Company’s pivot to COVID-19 acute respiratory distress syndrome. Dr. Grossman will continue to provide support to the Company in an ongoing advisory role.

Dr. Itescu said, “We are delighted to have Dr. Rose move into the critical CMO position for Mesoblast at such an important period in the Company’s development. He is a world-renowned physician with extensive commercialization experience and a proven track record in successfully navigating products through the FDA in addition to his extensive network across government, regulatory bodies and the pharma industry.”

About Mesoblast

Mesoblast is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of late-stage product candidates which respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast has a strong and extensive global intellectual property portfolio with protection extending through to at least 2041 in all major markets. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

Mesoblast is developing product candidates for distinct indications based on its remestemcel-L and rexlemestrocel-L stromal cell technology platforms. Remestemcel-L is being developed for inflammatory diseases in children and adults including steroid refractory acute graft versus host disease and moderate to severe acute respiratory distress syndrome. Rexlemestrocel-L is in development for advanced chronic heart failure and chronic low back pain. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets.

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals (including BLA resubmission), manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Release authorized by the Chief Executive.

For more information, please contact:

Corporate Communications / Investors	Media
Paul Hughes	Sumit Media
T: +61 3 9639 6036	Grant Titmus
E: investors@mesoblast.com	T: +61 419 388 161
E: grant@sumitmedia.com.au

Rubenstein
Nadine Woloshin
T: +1 917-699-9456
E: nwoloshin@rubenstein.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176